Exhibit 99.1

Date: October 17, 2013	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

      N Y S E

Subject: BELLATRIX EXPLORATION LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	November 05, 2013
Record Date for Voting (if applicable) :	November 05, 2013
Beneficial Ownership Determination Date :	November 05, 2013
Meeting Date :	December 10, 2013
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	078314101	CA0783141017

Sincerely,

Computershare
Agent for BELLATRIX EXPLORATION LTD.